[Noranda Aluminum Holding Corporation Letterhead]

February 14, 2014

Via EDGAR and Courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noranda Aluminum Holding Corporation

Registration Statement on Form S-3

Filed January 31, 2014

File No. 333-193711

Dear Mr. Reynolds:

Set forth below are the responses of Noranda Aluminum Holding Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 11, 2014 regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have forwarded to the attention of Ms. Tiffany Piland six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on January 31, 2014. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1, unless otherwise stated.

General

1.	We note that the registration statement includes debt securities and guarantees that may be issued by the company or its wholly owned subsidiary, Noranda Aluminum Acquisition Corporation, and guarantees that may be issued by other subsidiaries. However, the indentures filed as exhibits do not contain guarantee provisions or the form of guarantee and the guarantors are not listed as parties to the indentures. Please note the full and unconditional guarantee requirements in Form S-3 General Instruction I.C and Rule 3-10 of Regulation S-X, and revise accordingly.

John Reynolds

February 14, 2014

Response: The Company has revised the forms of indentures filed as Exhibits 4.1 and 4.2 (each, an “indenture”) to the Registration Statement to include forms of guarantee provisions, including the forms of guarantees set forth in Article 10 of each form of indenture, and each form of indenture has also been revised to include the respective prospective guarantors as signatories, each of which is 100% owned by the Company, to the forms of indentures.

The Company respectfully submits that should guarantees of debt securities be issued pursuant to the indentures, the guarantees would be full and unconditional as defined by Rule 3-10(f)(2) of Regulation S-X, in the case of the securities issued by the Company and guaranteed by the registrant subsidiary guarantors, and Rule 3-10(d)(2) of Regulation S-X, in the case of securities issued by Noranda Aluminum Acquisition Corporation and guaranteed by the Company and by the registrant subsidiary guarantors, because Section 10.01 of the form of each indenture provides that the guarantors guarantee the due and punctual payment of the principal of and interest on each security, the due and punctual payment of interest on the overdue principal of and interest on the securities, and the due and punctual payment of all obligations of the Company to the holders of the securities or the trustee. Therefore, in the event that the Company fails to make a payment as required by the indenture, the guarantors are obligated to make such payment immediately, and if they do not, any holder of the securities may immediately bring suit directly against the guarantors for payment of all amounts due and payable pursuant to the terms of the indenture, consistent with the definition of “full and unconditional” set forth in Rule 3-10(h)(2) of Regulation S-X and the guidance set forth in Section 2510.4 of the Financial Reporting Manual prepared by the staff of the Division of Corporation Finance (the “Manual”). In addition, each indenture sets forth that each guarantee will be “joint and several” and each guarantor will waive under the indenture diligence, presentment, demand for payment, filing of claims with a court in the event of a merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and will covenant that the guarantee will not be discharged as to any security except by payment in full of the principal thereof and interest thereon.

In addition, the Company respectfully advises the Staff that the forms of indentures provide that the guarantees may only be released under customary circumstances in accordance with the guidance set forth in Section 2510.5 of the Manual, and, therefore, the forms of guarantees will satisfy the requirements for reliance on the exceptions contained in Rule 3-10 of Regulation S-X. The forms of guarantee release provisions are contained in Section 10.02(b) of the indentures. Section 10.02(b) provides that the guarantees of any Subsidiary of the Company may be automatically released in the following circumstances (with capitalized terms having the meanings set forth in the respective forms of indentures):

Section 10.02(b)(i)(A). The sale, disposition or other transfer (including through merger or consolidation or any foreclosure of any pledge or security interest securing

John Reynolds

February 14, 2014

any secured indebtedness of the Company) of the Capital Stock of the applicable Guarantor, following which the applicable Guarantor is no longer considered a Restricted Subsidiary, if such sale, disposition or other transfer is made in compliance with the indenture and such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, all other indebtedness of the Company or any Restricted Subsidiary. The Company submits that the release of a guarantor upon sale, disposition or transfer is a customary circumstance. The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.

Section 10.02(b)(i)(B). If a guarantor is designated as an “Unrestricted Subsidiary” in accordance with the provisions of the indentures. An “Unrestricted Subsidiary” is a subsidiary that is so designated as provided in the Indenture. The Company anticipates that Unrestricted Subsidiaries will not be subject to any restrictive covenants added to the securities pursuant to the requests of potential investors. The second bullet under Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically if the subsidiary is declared “unrestricted” for covenant purposes.

Section 10.02(b)(i)(C). Upon the release or discharge of any guarantee by the Guarantor of indebtedness of the Company or any Restricted Subsidiary of the Company or the repayment of indebtedness, in each case, which indebtedness resulted in the obligation to guarantee the securities. A “Restricted Subsidiary” is any subsidiary other than an Unrestricted Subsidiary. The third bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released.

Section 10.02(b)(i)(D). Upon the exercise of the legal defeasance option or covenant defeasance option pursuant to the indenture, or if the obligations under the indenture are discharged in accordance with the terms thereof. The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance or discharge of the indenture have been satisfied.

With respect to the form of indenture filed as Exhibit 4.2, where the Company is expected to provide a guarantee, such guarantee shall be released only at such time as all of Noranda Aluminum Acquisition Corporation’s obligations under the securities and such indenture shall have been discharged in a manner not in violation of the terms at such indenture.

There are no additional circumstances under which a guarantee may be released without consent of the holders under the forms of the indentures. Because the guarantees can only be released under the customary circumstances explicitly contemplated by, or closely analogous to, the Staff’s guidance, the Company respectfully submits that the guarantees, when and if issued, will be “full and unconditional” in accordance with the requirements of Rule 3-10 of Regulation S-X.

John Reynolds

February 14, 2014

2.	We note that you refer to convertible debt in the prospectus and that Section 2.03(a)(19) of both indentures provides that debt may be convertible into other securities of “the Company or any other Person.” Please clarify the debt conversion features for both issuers. For guidance, see our Compliance and Disclosure Interpretations (Securities Act Forms) Section 217.02, which is available on our website.

Response: The Company has revised the disclosure in Amendment No. 1 on the cover of the prospectus and on page 24 to clarify that any debt securities issued pursuant to the Registration Statement that are convertible will only be convertible into the common stock of Noranda Aluminum Holding Corporation and will not be convertible into any other securities, as set forth in Compliance and Disclosure Interpretations Section 217.02. Section 2.03(a)(19) of each form of indenture has also been revised to reflect the same.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 615-771-5760 or Kathryn Gettles-Atwa, special counsel to the Company, at (212) 403-1142.

Sincerely yours,

/s/ Gail E. Lehman
Gail E. Lehman

cc:	Kathryn Gettles-Atwa (Wachtell, Lipton, Rosen & Katz)

Tiffany Piland (U.S. Securities and Exchange Commission)

Brigitte Lippmann (U.S. Securities and Exchange Commission)